June 30, 2005

Via Mail and Fax

Mr. Felipe Menendez Ross
Chief Executive Officer and President
Ultrapetrol (Bahamas) Limited
c/o H & J Corporate Services Ltd.
Shirlaw House
87 Shirley Street, P. O. Box SS-19084
Nassau, Bahamas

RE: 	Ultrapetrol (Bahamas) Limited
	Form 20-F for the Year Ended December 31, 2004
	Forms 6-K filed March 4, 2005, April 4, 2005, April 5, 2005, April 8, 2005, May 16, 2005, and May 31, 2005
	File Number 333-08878

Dear Mr. Ross:

	We have reviewed the above referenced filings and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filings. Where indicated, we believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004

Item 3 - Key Information
A. Selected Financial Data

1. Please explain to us and disclose why it is appropriate to exclude from EBITDA gains and losses associated with extinguishments of debt. Refer to Item 10(e)(2)(ii)(A) of Regulation S-K and Question 14 of "Frequently Asked Questions Regarding the Use of Non-GAAP
Financial Measures" located on the Commission`s website at www.sec.gov.

2. Please tell us and disclose the reasons why you believe that the presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations. To the extent material, also disclose the additional purposes, if any, for which this measure is used, in accordance with Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Item 7 - Major Shareholders and Related Party Transactions
B. Related Party Transaction

3. It appears that Maritima SIPSA is a variable interest entity in which you have a significant variable interest. Please explain to us in detail your evaluation of FIN 46(R) in regard to this relationship and your conclusion as to whether or not Maritima is a variable interest entity, whether you have a variable interest, and whether you are the primary beneficiary of this entity (with appropriate consideration to paragraph 16 in this regard).

4. To the extent still applicable after consideration of our comment number 3, if you do account for your investment in Maritima under the equity method, please explain to us why you record lease revenue separately from your equity in the earnings of the entity. In this regard, explain the basis for your accounting for the sale of the Princess Marina to Maritima as a lease and the repayments of the loan you made to Maritima in this sale as lease revenue, as indicated in note 9. Additionally, tell us where you classify the receivable for the loan and your investment in Maritima and your basis for such classifications.

Item 15 - Controls and Procedures
Evaluation of disclosure controls and procedures

5. Please disclose the effectiveness of your disclosure controls and procedures at the end of your fiscal year, and not within the 90 days prior to the date of the report in accordance with Item 15(a) of Form 20-F. Also, disclose the status of any changes in your internal controls over financial reporting in terms of your entire fiscal year, and not since the most recent evaluation.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
m) Revenues
6. We note that you recognize voyage expenses for the affreightment contracts and consecutive voyage charters based upon the percentage of voyage completion. This treatment does not appear to comply with the acceptable methods in EITF 91-9. Method 5 allows for allocation of revenues between reporting periods based upon relative transit time in each reporting period, however, expenses should be recognized as incurred. Please revise your accounting treatment for these types of contracts and charters to one of the acceptable methods under EITF 91-9. If you believe that a revision would not be material, we would not object if you represent in disclosure that a change to an acceptable method would not have a material impact on the historical financial statements and that a revised method will be used in future reporting periods. Tell us the amount of expenses that have been incurred but not reported in each period presented as a result of your present accounting treatment.

Note 15.  Supplemental Guarantor Information
Statements of Cash Flow

7. To the extent material, please revise the presentation of the condensed combining statement of operations to show separately and on a gross basis the equity in earnings of subsidiaries applicable to the parent company as well as each other column. Similarly, revise the presentation of the condensed combining statement of cash flow for the gross amount of cash transferred between the columns presented, showing each material source of transfer separately.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within ten business days. You may contact Doug Jones at 202-551-3309, or Theresa Messinese at 202-551-3307, with any questions. You may also contact the undersigned at 202-551-3812.

	Sincerely,



	Michael Fay
	Branch Chief

cc:	Mr. Alberto G. Deyros, Chief Financial Officer (via facsimile at 011541148750499)